

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 22, 2016

Mr. Michael I. German
President and Chief Executive Officer
Corning Natural Gas Holding Corporation
330 W. William St.
Corning, NY 14830

> **Re:** **Corning Natural Gas Holding Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 8, 2016**
> **File No. 333-208943**

Dear Mr. German:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2016 letter.

General

1. We note that you are registering the offering of up to 308,734 shares of Series A Cumulative Preferred Stock and up to 411,645 shares of Series B Convertible Preferred Stock, but that your charter authorizes the issuance of 200,000 shares of Series A Cumulative Preferred Stock and 300,000 shares of Series B Convertible Preferred Stock. Please tell us why it is appropriate to register the offering of securities that you are not authorized to issue.

Summary of Material United States Federal Income Tax Consequences

Adjustment of the Conversion Price, page 67

2. We note your response to comment 8. However, we note the following statement in this section of the prospectus:

- "Anti-Dilution Adjustments generally *should* constitute bona fide, reasonable anti-dilution provisions and generally will not result in constructive distributions." (emphasis added)

Given that this statement is subject to a lack of certainty, please revise your disclosure in the prospectus to explain why, with respect to the statement above, counsel is unable to provide a more certain opinion, describe the degree of uncertainty with respect to the opinion, and set forth the risks of uncertain tax treatment to investors. Refer to Section III of Staff Legal Bulletin No. 19.

Where You Can Find More Information, page 72

3. Please update this section to include the Definitive Proxy Statement on Schedule 14A filed March 11, 2016. In addition, please specifically incorporate each current and periodic report filed by you between the date of this letter and the registration statement's effective date, or include the language set forth in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Exhibit 5.1

4. We note your response to comment 6. Please tell us why it is appropriate for counsel to opine on "[u]p to 200,000 shares of Series A Cumulative Stock and up to 300,000 shares of Series B Convertible Stock," and on "[u]p to 300,000 shares of Common Stock," when you are registering the offering of up to 308,734 shares of Series A Cumulative Preferred Stock, up to 411,645 shares of Series B Convertible Preferred Stock, and up to 411,645 shares of Common Stock. In this regard, we note that Item 601(b)(5) of Regulation S-K requires an "opinion of counsel as to the legality of the securities being registered." Please have counsel revise the opinion accordingly, or advise.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products